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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                              (Amendment No. _____)

                           Exigent International, Inc.
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                            (Name of Subject Company)

                           Exigent International, Inc.
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                       (Names of Persons Filing Statement)

 Common Stock, par value $0.01 per share (including the associated Series B
                    Junior Preferred Stock Purchase Rights)
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                         (Title of Class of Securities)

                                   302056 10 6
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                      (CUSIP Number of Class of Securities)

                               Bernard R. Smedley
                      Chairman and Chief Executive Officer
                                1830 Penn Street
                            Melbourne, Florida 32901
                                 (321) 952-7550
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                (Name, address, and telephone numbers of persons
              authorized to received notices and communications on
                     behalf of the persons filing statement)

                                 With copies to:

                              Noel H. Nation, Esq.
                                Baker & McKenzie
                              1200 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 789-8900

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Preliminary communication filed as part of this Schedule.

1. Agreement and Plan of Merger among Harris Corporation, Manatee Merger Corp. and Exigent International, Inc., dated April 2, 2001.

2. Voting and Tender Agreement among Harris Corporation, Manatee Merger Corp. and Bernie Smedley, dated April 2, 2001.

3. Amendment No. 2 to Rights Agreement between Exigent International, Inc. and Registrar and Transfer Company, dated April 3, 2001.